FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights—Year ended March 31, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 9, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—The fiscal year ended March 31, 2014

Nomura reported net revenue of 1,557.1 billion yen, income before income taxes of 361.6 billion yen, and net income attributable to NHI shareholders of 213.6 billion yen for the fiscal year ended March 31, 2014. Basic-Net income attributable to NHI shareholders per share was 57.57 yen and Diluted-Net income attributable to NHI shareholders per share was 55.81 yen. Return on shareholders’ equity1 was 8.9%.

i.)	Financial Position

As of March 31, 2014, Nomura’s total capital ratio2 was 15.6% and its Tier 1 capital ratio2 and Tier 1 common ratio2 were both 13.3%. Nomura had total assets of 43,520.3 billion yen, an increase of 5,577.9 billion yen compared to March 31, 2013, primarily due to increase in Securities borrowed. Total liabilities as of March 31, 2014 were 40,967.1 billion yen, an increase of 5,343.6 billion yen compared to March 31, 2013, primarily due to increases in Trading liabilities. Total equity as of March 31, 2014 was 2,553.2 billion yen, an increase of 234.2 billion yen compared to March 31, 2013. Leverage ratio as of March 31, 2014 was 17.3 and net leverage ratio3 was 10.4.

[1]	Return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2014.
NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratios in accordance with the Capital Adequacy Notice on Final Designated Parent Company.
[3]	Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the fiscal year ended March 31, 2014 decreased by 24.1% from the prior fiscal year to 1,195.5 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of March 31, 2014, total NHI shareholders’ equity was 2,513.7 billion yen, which represented an increase of 219.3 billion yen compared to March 31, 2013.

Level 3 assets (net)4 were approximately 0.4 trillion yen as of March 31, 2014.

iv.)	Value at Risk

Value at risk5 as of March 31, 2014 was 5.2 billion yen, which represents a 1.4% increase compared to March 31, 2013.

v.)	Cash Dividends

	For the year ended March 31
	2013	2014
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	2.00	8.00
At December 31	—	—
At March 31	6.00	9.00
For the year	8.00	17.00

We have announced a year-end dividend of 9 yen per share for shareholders of record as of March 31, 2014. Our total annual dividend will be 17 yen per share.

vi.)	Share Buyback Program

Our Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 19, 2014 to July 25, 2014, and have an upper limit of 100 million shares of Nomura Holdings common stock, or 2.6 percent of outstanding shares, and also an upper limit of 70 billion yen in value. Of this, approximately 44 million shares are expected to be used for stock options. The shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2014, NHI had 3,822,562,601 outstanding shares including 104,927,439 shares as treasury stock.

vii.)	Number of Employees

As of March 31, 2014, Nomura had 27,670 employees globally (Japan: 16,037, Europe: 3,461, Americas: 2,281, Asia-Pacific (including Powai office in India): 5,891).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2014.
Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.
[5]	Value at risk is defined at 99% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

The fiscal year ended March 31, 2014—Business Highlights

Net revenue was 1,557.1 billion yen, a decrease of 14.1% from the prior fiscal year. Non-interest expenses were 1,195.5 billion yen, a decrease of 24.1% compared to the prior fiscal year. Income before income taxes was 361.6 billion yen, an increase of 52.1% from the prior fiscal year.

•

The decrease in net revenue was primarily due to the deconsolidation of Nomura Real Estate Holdings Inc. as of March 31, 2013. Excluding Nomura Real Estate Holdings Inc., net revenue increased primarily due to the increase in net revenue in Retail, Asset Management and Wholesale from the prior fiscal year. Net revenue in Retail was 511.9 billion yen, an increase of 28.6% from the prior fiscal year.

•

Net revenue in Asset Management was 80.5 billion yen, an increase of 16.7% compared to the prior fiscal year. Assets under management as of March 31, 2014 was 30.8 trillion yen, an increase of 2.9 trillion yen from 27.9 trillion yen as of March 31, 2013.

•	Net revenue in Wholesale was 765.1 billion yen, an increase of 18.6% compared to the prior fiscal year.

Business Segment Information

Retail

Net revenue for the fiscal year ended March 31, 2014 was 511.9 billion yen, a 28.6% increase from the prior fiscal year primarily due to increasing commissions from distribution of brokerage. Non-interest expenses increased by 7.6% to 319.9 billion yen. As a result, income before income taxes increased by 90.8% to 192.0 billion yen.

Retail client assets as of March 31, 2014 were 91.7 trillion yen, comprised of 53.2 trillion yen in equities, 6.3 trillion yen in foreign currency bonds, 12.8 trillion yen in domestic bonds including CBs and warrants, 9.1 trillion yen in stock investment trusts, 5.9 trillion yen in bond investment trusts, 1.7 trillion yen in overseas mutual funds, and 2.7 trillion yen in other6.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	397.9	511.9	28.6
Non-interest expenses	297.3	319.9	7.6

Income (loss) before income taxes	100.6	192.0	90.8

Asset Management

Net revenue increased by 16.7% from the prior fiscal year to 80.5 billion yen. Non-interest expenses increased by 11.7% to 53.4 billion yen. As a result, income before income taxes increased by 28.1% to 27.1 billion yen. Assets under management was 30.8 trillion yen as of March 31, 2014, an increase of 2.9 trillion yen from March 31, 2013.

In addition, Nomura’s share of public investment trust market in Japan as of March 31, 2014 was 22.9%7,8. Nomura’s share in Japan for public stock investment trusts was 19%7,8, while Nomura’s share for public bond investment trusts was 42%7,8.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	68.9	80.5	16.7
Non-interest expenses	47.8	53.4	11.7

Income (loss) before income taxes	21.2	27.1	28.1

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd. only.
[8]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue increased by 18.6% from the prior fiscal year to 765.1 billion yen (398.2 billion yen from Fixed Income, 251.5 billion yen from Equities, and 115.4 billion yen from Investment Banking). The primary factor for the increase in net revenue was increase in net gain on trading. Non-interest expenses increased by 14.0% to 653.3 billion yen. As a result, income before income taxes was 111.8 billion yen, an increase of 56.0% from the prior fiscal year.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	644.9	765.1	18.6
Non-interest expenses	573.2	653.3	14.0

Income (loss) before income taxes	71.7	111.8	56.0

Other Operating Results

Net revenue was 188.8 billion yen. Income before income taxes was 20.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue	664.2	188.8	(71.6)
Non-interest expenses	657.6	168.9	(74.3)

Income (loss) before income taxes	6.6	20.0	203.1

Segment Information—Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

The majority of gains and losses arising from election of the fair value option for the investment in Ashikaga Holdings has historically been reported within the Wholesale business segment. However, as a result of the listing of Ashikaga Holdings in the First Section of Tokyo Stock Exchange on December 19, 2013, such gains and losses are now reported within the Other segment in Other.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net revenue

Business segment information:
Retail	397,925	511,916	28.6
Asset Management	68,937	80,480	16.7
Wholesale	644,856	765,097	18.6

Subtotal	1,111,718	1,357,493	22.1
Other	664,228	188,849	(71.6)

Net revenue	1,775,946	1,546,342	(12.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	37,685	10,728	(71.5)

Net revenue	1,813,631	1,557,070	(14.1)

Non-interest expenses

Business segment information:
Retail	297,297	319,915	7.6
Asset Management	47,768	53,373	11.7
Wholesale	573,199	653,299	14.0

Subtotal	918,264	1,026,587	11.8
Other	657,637	168,869	(74.3)

Non-interest expenses	1,575,901	1,195,456	(24.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,575,901	1,195,456	(24.1)

Income (loss) before income taxes

Business segment information:
Retail	100,628	192,001	90.8
Asset Management	21,169	27,107	28.1
Wholesale	71,657	111,798	56.0

Subtotal	193,454	330,906	71.1
Other*	6,591	19,980	203.1

Income (loss) before income taxes	200,045	350,886	75.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	37,685	10,728	(71.5)

Income (loss) before income taxes	237,730	361,614	52.1

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2013 (A)	March 31, 2014 (B)
Net gain (loss) related to economic hedging transactions	989	17,403	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,001	4,428	342.4
Equity in earnings of affiliates	14,401	28,571	98.4
Corporate items	17,652	(38,772)	—
Other	(27,452)	8,350	—

Total	6,591	19,980	203.1

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the fiscal year ended March 31, 2014, in accordance with U.S. GAAP.

Millions of yen
For the fiscal year ended March 31, 2014
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥323,808
Add: Fixed charges	274,774
Distributed income of equity investees	8,306

Earnings as defined	¥606,888

Fixed charges	¥274,774
Ratio of earnings to fixed charges[9]	2.2

[9]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS10

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of March 31, 2014. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2014.

Millions of yen
As of March 31, 2014
Short-term borrowings	¥602,131
Long-term borrowings	8,227,063
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2014
Issued—3,822,562,601 shares as of March 31, 2014
Outstanding—3,717,635,162 shares as of March 31, 2014	594,493
Additional paid-in capital	683,638
Retained earnings	1,287,003
Accumulated other comprehensive income (loss)	20,636

Total NHI shareholders’ equity before treasury stock	2,585,770
Common stock held in treasury, at cost—104,927,439 shares as of March 31, 2014	(72,087)

Total NHI shareholders’ equity	2,513,683
Noncontrolling interests	39,533

Total equity	2,553,216

Total capitalization and indebtedness	¥11,382,410

[10]	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding, as of March 31, 2014 was ¥11,509 million.

Disclaimers

•	This document is produced by Nomura. Copyright 2014 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

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No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

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The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

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The audit of the consolidated financial statements for this fiscal year has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2014.